UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cellectar Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

15117F500
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	15117F500

1	Names of reporting persons
ADAR1 Capital Management, LLC
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒
3	SEC use only

4	Citizenship or place of organization
Texas
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
0
	6	Shared voting power
3,684,708(1)
	7	Sole dispositive power
0
	8	Shared dispositive power
3,684,708(1)
9	Aggregate amount beneficially owned by each reporting person
3,684,708
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
☐
11	Percent of class represented by amount in Row (9)
8.51%(2)
12	Type of reporting person (see instructions)
OO

(1)	Includes (i) 929,096 shares of common stock, par value $0.00001 per share (“Common Stock”) held by ADAR1 Partners, LP, (ii) 39,553 shares of Common Stock held by Spearhead Insurance Solutions IDF, LLC and (iii) 2,716,062 shares of Common Stock underlying milestone warrants held by ADAR1 Partners, LP as of November 5, 2024. As the investment manager of ADAR1 Partners, LP and as the sub-advisor of Spearhead Insurance Solutions IDF, LLC., ADAR1 Capital Management, LLC may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP and Spearhead Insurance Solutions IDF, LLC.
(2)	Based on 40,566,534 shares of Common Stock of Cellectar Biosciences, Inc. (the “Issuer”) outstanding as of October 25, 2024 reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the SEC on October 29, 2024.

CUSIP No.	15117F500

1	Names of reporting persons
ADAR1 Capital Management GP, LLC
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒
3	SEC use only

4	Citizenship or place of organization
Texas
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
0
	6	Shared voting power
3,645,155(1)
	7	Sole dispositive power
0
	8	Shared dispositive power
3,645,155(1)
9	Aggregate amount beneficially owned by each reporting person
3,645,155
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
☐
11	Percent of class represented by amount in Row (9)
8.42%(2)
12	Type of reporting person (see instructions)
OO

(1)	Includes (i) 929,093 shares of Common Stock directly held by ADAR1 Partners, LP and (ii) 2,716,062 shares of Common Stock underlying milestone warrants held by ADAR1 Partners, LP as of November 5, 2024. As the general partner of ADAR1 Partners, LP, ADAR1 Capital Management GP, LLC may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP.
(2)	Based on 40,566,534 shares of Common Stock of the Issuer outstanding as of October 25, 2024 reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the SEC on October 29, 2024.

CUSIP No.	15117F500

1	Names of reporting persons
Daniel Schneeberger
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒
3	SEC use only

4	Citizenship or place of organization
Switzerland
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
0
	6	Shared voting power
3,684,708(1)
	7	Sole dispositive power
0
	8	Shared dispositive power
3,684,708(1)
9	Aggregate amount beneficially owned by each reporting person
3,684,708
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
☐
11	Percent of class represented by amount in Row (9)
8.51%(2)
12	Type of reporting person (see instructions)
IN

(1)	Includes (i) 929,093 shares of Common Stock held by ADAR1 Partners, LP, (ii) 39,553 shares of Common Stock held by Spearhead Insurance Solutions IDF, LLC and (iii) 2,716,062 shares of Common Stock underlying milestone warrants held by ADAR1 Partners, LP as of November 5, 2024. As the manager of ADAR1 Capital Management, LLC and ADAR1 Capital Management GP, LLC, Mr. Schneeberger may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP and Spearhead Insurance Solutions IDF, LLC.
(2)	Based on 40,566,534 shares of Common Stock of the Issuer outstanding as of October 25, 2024 reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the SEC on October 29, 2024.

Item 1(a)	Name of issuer:

Cellectar Biosciences, Inc.

Item 1(b)	Address of issuer’s principal executive offices:

100 Campus Drive, Florham Park, New Jersey 07932

Item 2(a)	Name of person filing:

This Schedule is being filed on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	ADAR1 Capital Management, LLC (“ADAR1 Capital Management”);
(ii)	ADAR1 Capital Management GP, LLC (“ADAR1 General Partner”); and
(iii)	Daniel Schneeberger (“Mr. Schneeberger”).

Item 2(b)	Address or principal business office or, if none, residence:

The address of the principal business office of each of the Reporting Persons is 3503 Wild Cherry Drive, Building 9, Austin, Texas 78738.

Item 2(c)	Citizenship:

(i)	ADAR1 Capital Management is a Texas limited liability company;
(ii)	ADAR1 General Partner is a Texas limited liability company; and
(iii)	Mr. Schneeberger is a citizen of Switzerland.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.00001 per share

Item 2(e)	CUSIP No.:

15117F500

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________.

Item 4.	Ownership

ADAR1 Capital Management, LLC

Amount beneficially owned:	3,684,708
Percent of class:	8.51%
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	3,684.708
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	3,684.708

ADAR1 Capital Management GP, LLC

Amount beneficially owned:	3,645,155
Percent of class:	8.42%
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	3,645,155
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	3,645,155

Daniel Schneeberger

Amount beneficially owned:	3,684.708
Percent of class:	8.51%
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	3,684.708
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	3,684.708

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

ADAR1 CAPITAL MANAGEMENT, LLC

/s/ Daniel Schneeberger
Daniel Schneeberger
Manager

ADAR1 CAPITAL MANAGEMENT GP, LLC

/s/ Daniel Schneeberger
Daniel Schneeberger
Manager

/s/ Daniel Schneeberger
Daniel Schneeberger, in his individual capacity

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to shares of common stock, par value $0.00001 per share of Cellectar Biosciences, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of November 14, 2024.

ADAR1 CAPITAL MANAGEMENT, LLC

/s/ Daniel Schneeberger
Daniel Schneeberger
Manager

ADAR1 CAPITAL MANAGEMENT GP, LLC

/s/ Daniel Schneeberger
Daniel Schneeberger
Manager

/s/ Daniel Schneeberger
Daniel Schneeberger, in his individual capacity